UNITED STATES	OMB APPROVAL
SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549	OMB Number: 3235-0145 Expires: February 28, 2009 Estimated average burden hours per response… 10.4

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 3)*

Solid Biosciences Inc.

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

83422E105

(CUSIP Number)

RA Capital Management, L.P.

200 Berkeley Street, 18th Floor

Boston, MA 02116

Telephone: 617.778.2500

Attn: Peter Kolchinsky

(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

March 19, 2021

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 83422E105

1	Names of Reporting Persons. RA Capital Management, L.P.
2	Check the Appropriate Box if a Member of a Group (See Instructions)

(a) ☐

(b) ☐

3	SEC Use Only

4	Source of Funds (See Instructions): AF
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e): ☐
6	Citizenship or Place of Organization. Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0 shares
	8	Shared Voting Power 12,367,873 shares
	9	Sole Dispositive Power 0 shares
	10	Shared Dispositive Power 12,367,873 shares

11	Aggregate Amount Beneficially Owned by Each Reporting Person 12,367,873 shares
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11) 11.6%[1]
14	Type of Reporting Person (See Instructions) IA, PN

1 The reporting person is the beneficial owner of 12,367,873 shares of the Issuer’s Common Stock which constitute approximately 11.6% of the class outstanding. The percentage calculation assumes that there are currently 106,877,698 outstanding shares of Common Stock of the Issuer based on the Issuer’s Prospectus filed with the Securities and Exchange Commission (“SEC”) on 3/19/21.

CUSIP No. 83422E105

1	Names of Reporting Persons. Peter Kolchinsky
2	Check the Appropriate Box if a Member of a Group (See Instructions)

(a) ☐

(b) ☐

3	SEC Use Only

4	Source of Funds (See Instructions): AF
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e): ☐
6	Citizenship or Place of Organization. United States

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0 shares
	8	Shared Voting Power 12,367,873 shares
	9	Sole Dispositive Power 0 shares
	10	Shared Dispositive Power 12,367,873 shares

11	Aggregate Amount Beneficially Owned by Each Reporting Person 12,367,873 shares
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11) 11.6%[2]
14	Type of Reporting Person (See Instructions) HC, IN

2 The reporting person is the beneficial owner of 12,367,873 shares of the Issuer’s Common Stock which constitute approximately 11.6% of the class outstanding. The percentage calculation assumes that there are currently 106,877,698 outstanding shares of Common Stock of the Issuer based on the Issuer’s Prospectus filed with the Securities and Exchange Commission (“SEC”) on 3/19/21.

CUSIP No. 83422E105

1	Names of Reporting Persons. Rajeev Shah
2	Check the Appropriate Box if a Member of a Group (See Instructions)

(a) ☐

(b) ☐

3	SEC Use Only

4	Source of Funds (See Instructions): AF
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e): ☐
6	Citizenship or Place of Organization. United States

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0 shares
	8	Shared Voting Power 12,367,873 shares
	9	Sole Dispositive Power 0 shares
	10	Shared Dispositive Power 12,367,873 shares

11	Aggregate Amount Beneficially Owned by Each Reporting Person 12,367,873 shares
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11) 11.6%[3]
14	Type of Reporting Person (See Instructions) HC, IN

3 The reporting person is the beneficial owner of 12,367,873 shares of the Issuer’s Common Stock which constitute approximately 11.6% of the class outstanding. The percentage calculation assumes that there are currently 106,877,698 outstanding shares of Common Stock of the Issuer based on the Issuer’s Prospectus filed with the Securities and Exchange Commission (“SEC”) on 3/19/21.

CUSIP No. 83422E105

1	Names of Reporting Persons. RA Capital Healthcare Fund, L.P.
2	Check the Appropriate Box if a Member of a Group (See Instructions)

(a) ☐

(b) ☐

3	SEC Use Only

4	Source of Funds (See Instructions): WC
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e): ☐
6	Citizenship or Place of Organization. United States

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0 shares
	8	Shared Voting Power 10,916,517 shares
	9	Sole Dispositive Power 0 shares
	10	Shared Dispositive Power 10,916,567 shares

11	Aggregate Amount Beneficially Owned by Each Reporting Person 10,916,567 shares
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11) 10.21%[4]
14	Type of Reporting Person (See Instructions) PN

4 The reporting person is the beneficial owner of 10,916,567 shares of the Issuer’s Common Stock which constitute approximately 10.21% of the class outstanding. The percentage calculation assumes that there are currently 106,877,698 outstanding shares of Common Stock of the Issuer based on the Issuer’s Prospectus filed with the Securities and Exchange Commission (“SEC”) on 3/19/21.

CUSIP No. 83422E105

SCHEDULE 13D

Item 1. Security and Issuer

This Amendment No. 3 amends and supplements the statement on Schedule 13D originally filed with the Securities and Exchange Commission (the “SEC”) on February 9, 2018, as amended by Amendment No. 1 filed on July 30, 2019 and by Amendment No. 2 filed on December 16, 2020 (the “Statement”) by RA Capital Management, LLC, Dr. Kolchinsky, and Mr. Shah with respect to the common stock, par value $0.001 per share (the “Common Stock”), of Solid Biosciences Inc., a Delaware corporation (the “Issuer”). Unless otherwise defined herein, capitalized terms used in this Amendment No. 3 shall have the meanings ascribed to them in the Statement.

Item 2. Identity and Background

Item 2 of the Statement is hereby amended and supplemented as follows:

This Amendment No. 3 is being filed by RA Capital Management, L.P. (“RA Capital”), Peter Kolchinsky, Rajeev Shah, and RA Capital Healthcare Fund, L.P. (the “Fund”). RA Capital, Dr. Kolchinsky, Mr. Shah, and the Fund are collectively referred to herein as the “Reporting Persons.” On October 25, 2019 RA Capital Management, LLC, a Massachusetts limited liability corporation (the “Predecessor Adviser”), was the general partner of the Fund, and served as investment adviser for the Account.  On November 1, 2019, the Predecessor Adviser was replaced as general partner of the Fund by RA Capital Healthcare Fund GP, LLC and was restructured to become RA Capital. The general partner of RA Capital is RA Capital Management GP, LLC, of which Dr. Kolchinsky and Mr. Shah are the controlling persons. As the investment adviser to the Fund and the Account, RA Capital may be deemed a beneficial owner, for purposes of Section 13(d) of the Act, of any securities of the Issuer owned by the Fund or the Account.  RA Capital, Dr. Kolchinsky, and Mr. Shah disclaim ownership of the securities reported in this Statement other than for the purpose of determining their obligations under Section 13(d) of the Act, and the filing of the Statement shall not be deemed an admission that either RA Capital, Dr. Kolchinsky, or Mr. Shah is or was the beneficial owner of such securities for any other purpose.

Item 3. Source and Amount of Funds or Other Consideration

Item 3 of the Statement is hereby amended and supplemented as follows:

On March 19, 2021, the Reporting Persons caused the Fund and the Account to purchase a total of 2,391,304 shares of Common Stock for an aggregate of $13,749,998.00 as part of the Issuer’s Public Offering. All shares were purchased with working capital of the Fund and the Account.

Item 4. Purpose of Transaction

Item 4 of the Statement is hereby amended and supplemented as follows:

The Reporting Persons acquired the Common Stock referred to in Item 3 for investment purposes and not with an intent, purpose or effect of changing control of the Issuer.

The information below in Item 6 of this Amendment No. 3 is incorporated by reference into this Item 4.

CUSIP No. 83422E105

Item 5. Interest in Securities of the Issuer

Item 5 of the Statement is hereby amended and supplemented as follows:

(a) and (b)  See Items 7-11 of the cover pages and Item 2 above.

(c)  The following table lists the Reporting Persons’ transactions in Common Stock that were effected during the sixty day period prior to the filing of this Amendment No. 3:

Transaction	Date	No. Shares	Price
Purchase	19-Mar-2021	2,206,685* and 184,619	$5.75

Shares marked with an * were acquired by the Fund. The remaining shares were acquired for the Account.

(d)  Not applicable.

(e)  Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 6 of the Statement is hereby amended and supplemented as follows:

Lockup Agreement

Mr. Shah, a member of the Board of Directors for the Issuer, executed a lockup agreement with the Issuer. Such agreement is not applicable to RA Capital Management, L.P., or any of its affiliates (collectively “RA Capital”), other than Mr. Shah in his individual capacity nor to shares of Common Stock or other Lock-Up Securities that are deemed to be beneficially owned by Mr. Shah solely as a result of the fact that Mr. Shah is a managing member at certain RA Capital entities.

Item 7. Material to Be Filed as Exhibits

Item 7 of the Statement is hereby amended and supplemented as follows:

Exhibit 1          Joint Filing Agreement by and among the Reporting Persons, dated as of March 23, 2021 (filed herewith).

CUSIP No. 83422E105

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:       March 23, 2021

RA CAPITAL MANAGEMENT, L.P.

By:	/s/ Peter Kolchinsky
Peter Kolchinsky
Manager

PETER KOLCHINSKY

/s/ Peter Kolchinsky

RAJEEV SHAH

/s/ Rajeev Shah

RA CAPITAL HEALTHCARE FUND, L.P.

By:	/s/ Peter Kolchinsky
Peter Kolchinsky
Manager

CUSIP No. 83422E105

Exhibit 1

JOINT FILING AGREEMENT

This Joint Filing Agreement, dated as of March 23, 2021, is by and among RA Capital Management, L.P., Peter Kolchinsky, Rajeev Shah, and RA Capital Healthcare Fund, L.P. (the foregoing are collectively referred to herein as the “Filers”).

Each of the Filers may be required to file with the United States Securities and Exchange Commission a statement on Schedule 13G and/or 13D with respect to Common Stock of Solid Biosciences Inc. beneficially owned by them from time to time.

Pursuant to and in accordance with Rule 13(d)(1)(k) promulgated under the Securities Exchange Act of 1934, as amended, the Filers hereby agree to file a single statement on Schedule 13G and/or 13D (and any amendments thereto) on behalf of each of such parties, and hereby further agree to file this Joint Filing Agreement as an exhibit to such statement, as required by such rule.

This Joint Filing Agreement may be terminated by any of the Filers upon one week’s prior written notice or such lesser period of notice as the Filers may mutually agree.

Executed and delivered as of the date first above written.

RA CAPITAL MANAGEMENT, LLC

By:	/s/ Peter Kolchinsky
Peter Kolchinsky
Manager

PETER KOLCHINSKY

/s/ Peter Kolchinsky

RAJEEV SHAH

/s/ Rajeev Shah

RA CAPITAL HEALTHCARE FUND, L.P.

By:	/s/ Peter Kolchinsky
Peter Kolchinsky
Manager